UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

On Track Innovations LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M8791A109
(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 922-5494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,468,205
	8	Shared Voting Power
	9	Sole Dispositive Power 24,468,205
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,468,205
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.6%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 72,789,893  Ordinary Shares, par value NIS 0.10 per share, outstanding as of November 9, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

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CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,689,779
	8	Shared Voting Power
	9	Sole Dispositive Power 1,689,779
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 72,799,893 Ordinary Shares, par value NIS 0.10 per share, outstanding as of November 9, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

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Explanatory Note

This Amendment No. 11 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 5.  Interest in Securities of the Issuer.

On January 28, 2022, Nayax Ltd.  (“Nayax”) paid in full all amounts due under that certain loan financing agreement dated December 9, 2020, between the Issuer and the Trust and another party, as such agreement was amended (the “Loan Agreement”) and the associated debenture. Accordingly, the Loan Agreement and the associated debenture, have been satisfied in full and have been terminated, including the Trust’s rights to convert the outstanding loan and accrued interest into Common Stock of the Issuer.

As a result of the termination of the Loan Agreement, the Trust’s beneficial ownership of Common Stock of the Issuer was reduced by 12,800,000 shares, resulting in a reduction of the Trust’s percentage ownership from 43.5% to 33.6%.  The Trust has sole power to vote, and sole power to dispose of, 24,468,205 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 17, 2022, the Trust entered into that certain Voting and Support Agreement (the “Voting Agreement”) with Nayax pursuant to which the Trust agreed to vote in favor of the proposed merger between the Issuer and Nayax (the “Merger”); except that, in the event of a superior proposal, which leads to a Company Adverse Recommendation Change, as such term is defined in the Merger Agreement, (a) if a majority of the shares present at the meeting (in person or by proxy), excluding the Trust, are voted in favor of the approval of the Merger, the Trust’s votes shall be cast in favor of the Merger, and (b) if a majority of the shares present at the meeting (in person or by proxy), excluding the Trust, are voted against the Merger, this Agreement shall terminate, and the Trust shall be free to cast its votes as Mr. Ivy deems fit.

Item 7.    Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019[1]
99.2	Personal Guarantee dated June 6th, 2017[2]
99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors[3]
99.5	Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Sandra Hardardottir[4]
99.6	Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Marlene V. Ivy[5]
99.7	Loan Financing Agreement dated as of December 9, 2020 by and between the Issuer and certain lenders identified therein, including the Jerry L. Ivy, Jr. Descendants’ Trust[6]
99.8	Back-Up Commitment Letter dated March 31, 2021[7]
99.9	Voting and Support Agreement dated March 17, 2022

________________

1 Incorporated by reference to Schedule 13D filed on July 9, 2019.

2 Incorporated by reference to Schedule 13D filed on July 9, 2019.

3 Incorporated by reference to Amendment No. 3 to Schedule 13D filed on December 30, 2019.

4 Incorporated by reference to Amendment No. 5 to Schedule 13D filed on July 21, 2020.

5 Incorporated by reference to Amendment No. 5 to Schedule 13D filed on July 21, 2020

6 Incorporated by reference to Amendment No. 6 to Schedule 13D filed on December 16, 2020.

7 Incorporated by reference to Amendment No. 8 to Schedule 13D filed on April 13, 2021,

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete and correct.

Dated: March 18, 2022

//s// Jerry L. Ivy, JR.
Jerry L. Ivy, Jr.

//s// Sandra Hardardottir
Sandra Hardardottir

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